SECURITIES AND EXCHANGE COMMISSION
                                 Washington, DC

                                   FORM U-6B-2

                           Certificate of Notification

     Certificate is filed by: Ohio Edison Company ("Ohio Edison" or the "Company"), a wholly owned subsidiary of FirstEnergy Corp., a registered holding company, pursuant to Rule U-20(d) and Rule U-52(c) adopted under the Public Utility Holding Company Act of 1935.

     This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.   Type of securities:

     In connection with the remarketing of $41,000,000 aggregate principal amount of State of Ohio Pollution Control Revenue Refunding Bonds, Series 1999-A (Ohio Edison Company Project) (the "Water Bonds") and $9,000,000 aggregate principal amount of State of Ohio Pollution Control Revenue
     Refunding Bonds, Series 1999-B (Ohio Edison Company Project) (the "Air Bonds" and together with the Water Bonds, the "Authority Bonds"), Ohio Edison issued and pledged to the respective trustees for the Authority Bonds separate series of its mortgage bonds (the "Mortgage Bonds") under its General Mortgage and Deed of Trust with The Bank of New York, as trustee, dated as of January 1, 1998 (as supplemented, the "1998
     Mortgage"), in aggregate principal amounts equal to the respective aggregate principal amounts of such outstanding Authority Bonds.

     The Mortgage Bonds were issued and pledged pursuant to separate pledge agreements with the respective trustees for the Authority Bonds in order to secure the Company's payment obligations with respect to the Water Bonds pursuant to its Water Facilities Note and with respect to the Air Bonds pursuant to its Air Quality Facilities Note (collectively, the "Notes"). The Notes were originally issued in connection with the original issuances of the Authority Bonds and were amended to provide for the issuance and pledge of the Mortgage Bonds. It is expected that the additional security provided by the Mortgage Bonds will enhance future remarketing opportunities for the Authority Bonds.

     The Mortgage Bonds will be issued upon the basis of the issuance to The Bank of New York, as trustee under the 1998 Mortgage, of a like principal amount of the Company's bonds (the "First Mortgage Bonds") under its Indenture to the The Bank of New York, as successor trustee, dated as of August 1, 1930 (as supplemented and amended, the "1930 Mortgage", together with the 1998 Mortgage, the "Mortgage"). The First Mortgage Bonds and the Mortgage Bonds are referred to collectively herein as the "Bonds."

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2.   Issue, renewal or guaranty:

     Issue.

3.   Principal amount of each security:

     $41,000,000 Mortgage Bonds, Guarantee Series A of 2003 due 2033 $9,000,000 Mortgage Bonds, Guarantee Series B of 2003 due 2033 $41,000,000 First Mortgage Bonds, Pledge Series A of 2003 due 2033 $9,000,000 Mortgage Bonds, Pledge Series B of 2003 due 2033

4.   Rate of interest per annum of each security:

     The Authority Bonds will continue to accrue interest at the current Two-Year Rate of 4.30% per annum through May 31, 2003 payable semi-annually on June 1 and December 1 of each year, and will be subject to mandatory purchase on the business day following the end of such period. The interest rate for the Authority Bonds is subject to conversion to a different interest rate mode from time to time by the Company. The permitted interest rate modes are a Commercial Paper Rate, a Daily Rate, a Weekly Rate, a Semi-Annual Rate, an Annual Rate, a Two-Year Rate, a Three-Year Rate, a Five-Year Rate, and a Long Term Rate.

     The Bonds will accrue interest at the same rate of interest as the Authority Bonds; provided however, that if there are different rates of interest borne by the Revenue Bonds, or if interest is required to be paid on the Revenue Bonds more frequently than on each June 1 and December 1, the interest rate shall be the rate that results in the total amount of interest payable on an interest payment date, a redemption date or at maturity, as the case may be, or at any other time interest on the Bonds is due and payable, to be equal to the total amount of unpaid interest that has accrued on all then outstanding Authority Bonds. The Mortgage Bonds will be deemed paid to the extent of payments made on the Authority Bonds.

5.   Date of issue, renewal or guaranty of each security:

     March 3, 2003.

6.   If renewal of security, give date of original issue:

     Not applicable.

7.   Date of maturity of each security:

     June 1, 2033, subject to prepayment or prior redemption.

8.   Name of the person to whom each security was issued, renewed or guaranteed:

     The Mortgage Bonds were issued to the respective trustees for the Authority Bonds, which is in each case J.P. Morgan Trust Company, National Association. The First Mortgage Bonds were issued to The Bank of New York, as trustee under the 1998 Mortgage.

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9.   Collateral given with each security:

     The Mortgage, which secures the Bonds and all other mortgage bonds of Ohio Edison, serves as a direct first mortgage lien on substantially all property and franchises, other than specifically excepted property, owned by Ohio Edison.

10.  Consideration given for each security:

     Ohio Edison issued the Bonds in consideration of the execution and delivery of certain amendments to the Notes and of separate Pledge Agreements, dated as of March 3, 2003, by and between the respective trustees for the Authority Bonds and the Company, pursuant to which such Mortgage Bonds were pledged to such trustees.

11.  Application of proceeds of each security:

     The Company received no cash proceeds for the issuance of the Bonds.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

     (a) the provisions contained in the first sentence of Section 6(b) [ ]

     (b) the provisions contained in the fourth sentence of Section 6(b) [ ]

     (c) the provisions contained in any rule of the Commission other than Rule U-48 [x]

13. If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 percentum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) of the Act granted by the first sentence of
     Section 6(b)):

     Not applicable.

14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued:

     Not applicable.

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15.  If the  security or securities  are  exempt form  the provisions of Section
     6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

     Rule 52.

                                              OHIO EDISON COMPANY


                                              By:____________________________
                                                    Thomas C. Navin
                                                    Treasurer


Date: March 10, 2003

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